

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**INVESTMENT MANAGEMENT**

February 24, 2012

*BY FAX AND U.S. MAIL*

**Frank J. Julian, Esq.**
**Jackson National Life Insurance Company**
**Associate General Counsel**
**1 Corporate Way**
**Lansing, Michigan 48951**

>   Re:   Jackson National Separate Account - I
>          Initial Registration Statement on Form N-4
>          File Nos. 333-178774; 811-08664

Dear Mr. Julian:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on December 28, 2011. The registration statement received a full review. Based on our review, we have the following comments. Page numbers listed are based on the courtesy copy (redlined version) of the filing provided to the staff.

1. **General Comments**

    a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contracts or whether the company will be primarily responsible for paying out on any guarantees associated with the contracts.

    b. Multiple optional benefits definitions are not defined prior to first use. For instance, "Earnings Protection Benefit" first appearing in the table on page 8 and in text on page 17 is not defined until page 143. Similarly, "Special Spousal Continuation Option," first appearing on page 37, is not defined until page 153. Please add an optional benefits definitions section to the glossary in order to provide better understanding of these and similar optional benefit terms by investors prior to their first use in the text of the registration statement.

    Further, please add definitions for "Guaranteed Annual Withdrawal Amount (GAWA)" and "Required Minimum Distributions under Certain Tax Qualified Plans (RMDs)," and "Benefit Determination Baseline (BDB)" to the glossary.

2. **Facing Sheet**

   Please provide the relevant disclosure for "Approximate Date of Proposed Public Offering" as required by Form N-4 facing sheet instructions.

3. **Cover Page** (p. 1)

   Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

4. **Key Facts** (p. 4)

   Please explain to the staff the requirements that lead to the disclosure that Premiums of a senior citizen must be held in the Fixed Account unless Jackson is specifically directed to allocate the Premiums to the Investment Divisions.

5. **Fees and Expenses Table – Optional Endorsements** (p. 8)

   a. Confirm that the optional endorsements listed do not include endorsements and applicable charges for endorsements that were previously sold but are no longer available to be added to a new contract.

   b. *Total Annual Fund Operating Expenses* (pp. 14-17). Provide updated fund operating expenses table and example for the Commission Staff review. Also confirm to the Commission that: (1) fee waivers and acquired fund expenses will be appropriately reflected; (2) the example reflects the most expensive combination of contract options; and (3) no fee waivers or reimbursements are included unless appropriately reflected in the total fund operating expenses table.

   c. *Expense Example* (p. 17-18). Please confirm supplementally that: (1) the fee waivers referenced in the Total Fund Operating Expenses table and footnotes will only be reflected in the example for the term of the waivers and (2) the example does not include any incremental increase attributable to the Contract Enhancement that would be credited based upon a $10,000 investment.

6. **Investment Divisions** (p. 22)

   a. Please provide updated Investment Divisions information.

   b. The last sentence of the last paragraph of page 22 should also direct the investor to read the prospectus of the JNL Variable Fund LLC for more information.

   c. Comments were recently relayed concerning a post-effective amendment to Form N-1A (filed December 22, 2011) under filing numbers 33-87244 and 811-8894, covering the

JNL Series Trust.  Please confirm that any changes made in response to comments on the JNL Series Trust filing under 33-87244, that would impact this filing, are reflected in this filing.

d.  "Stock Selection Date" first appearing on page 30, under the JNL/S&P 4 Fund, is not defined.  Please define provide a definition prior to first use.

7. **SAI**

Please confirm that there are no substantive changes to the SAI from its prior version in file no. 333-70472.

8. **Non-Standard Performance**

If you intend to provide "non-standardized performance," and if Contract Enhancements are included in the non-standardized performance, then as required by item 21 of Form N-4, you must include the deferred sales charge.

9. **Financial Statements, Exhibits, and Other Information**

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

10. **Powers of Attorney**

Please provide powers of attorney that relate specifically to this registration statement as required by rule 483(b) of the Securities Act of 1933 ("Securities Act").  Each power of attorney must either a) specifically list the Securities Act registration number of the initial filing, or b) specifically name the contract whose prospectus and/or SAI is being registered.

11. **Tandy Representation**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendment to the registration statement.  If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved.  Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments.  After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929.  Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285.  Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Alberto H. Zapata
Senior Counsel
Office of Insurance Products